MANAGEMENT'S DISCUSSION AND ANALYSIS
August 11, 2014
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2014 and 2013 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2013 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q2-2014	1

DIVIDENDS
On August 11, 2014, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
September 11, 2014	September 15, 2014	September 30, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The Company believes that it is well positioned to sustain a quarterly dividend payment, and intends to approve and declare regular quarterly dividends on a go-forward basis.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The quarterly dividend declared on August 11, 2014 has been designated as an eligible dividend under the Income Tax Act (Canada).
MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2014 Outlook
Production guidance for 2014 is under review due to prolonged pump issues at West Gharib and continued tribal issues in Yemen.
Production sales to June 30, 2014 averaged 17,204 Bopd with July production averaging 15,275 Bopd.
It is expected that third quarter production will be in the 15,000 Bopd range. Due to the timing uncertainties to restore production at West Gharib and Yemen, it is difficult to predict fourth quarter production increases at this time. Fourth quarter production guidance will be provided when the timing of replacement pump installation/optimization and performance has been established.
Should production remain in the 15,000 Bopd range for the balance of the year, total production for 2014 would average approximately 16,000 Bopd for 2014.
With production at 15,000 Bopd for the balance of the year (16,000 Bopd average for 2014), funds flow from operations would be approximately $126.5 million ($117 million excluding the $9.3 termination fee from Caracal) assuming an average Dated Brent oil price of $100/Bbl for the balance of the year. The funds flow sensitivity to a $10/Bbl change in Brent for the balance of the year is approximately $6 million.

2014 Capital Budget	Six Months Ended	2014
($ millions)	June 30, 2014	Capital Budget
Egypt	30.4	93.6
Yemen	1.0	6.4
Corporate	0.4	-
	31.8	100.0
As at June 30, 2014 the Company had spent approximately 32% of the 2014 budget. Capital spending is forecast to increase in the second half of 2014 with the addition of a third drilling rig (late June) and a large seismic acquisition program (commencing in August) in the Eastern Desert.

Although the Company’s capital budget remains at $100.0 million, it is expected that $85.0 - $90.0 million will be invested in Egypt during 2014, with minimal investment in Yemen due to tribal issues.
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in up to 51 wells in 2014. The Company intends to fund it entire 2014 capital budget through the use of working capital and cash generated by operating activities.

ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

2	Q2-2014

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2014	2013	2014	2013
Cash flow from operating activities	33,467	16,347	36,678	68,247
Changes in non-cash working capital	9,718	16,540	38,994	645
Funds flow from operations*	43,185	32,887	75,672	68,892
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

Q2-2014	3

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014		2013				2012
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	16,112	18,067	18,519	18,197	18,417	18,001	17,875	18,143
Average sales volumes (Bopd)	16,485	17,932	18,213	18,109	18,539	17,909	19,148	17,124
Average price ($/Bbl)	96.14	94.89	96.10	97.18	90.48	99.21	98.70	96.88
Oil sales	144,208	153,140	161,035	161,900	152,646	159,915	173,864	152,624
Oil sales, net of royalties	76,040	78,366	81,196	78,531	76,223	79,366	92,281	74,540
Cash flow from operating activities	33,467	3,211	109,226	22,035	16,347	51,900	65,250	2,368
Funds flow from operations*	43,185	32,487	36,743	33,483	32,887	36,005	46,839	35,397
Funds flow from operations per share
- Basic	0.58	0.44	0.49	0.45	0.45	0.49	0.63	0.49
- Diluted	0.57	0.43	0.49	0.44	0.40	0.44	0.57	0.47
Net earnings	26,199	16,692	6,893	16,344	10,397	24,878	34,836	11,774
Net earnings (loss) - diluted	26,199	16,692	6,893	16,344	(183)	21,427	32,156	11,774
Net earnings per share
- Basic	0.35	0.22	0.09	0.22	0.14	0.34	0.48	0.16
- Diluted	0.35	0.22	0.09	0.22	—	0.26	0.39	0.16
Dividends paid	11,229	—	—	—	—	—	—	—
Dividends paid per share	0.15	—	—	—	—	—	—	—

Total assets	705,859	692,341	675,800	723,708	670,996	672,675	653,425	635,529
Cash and cash equivalents	110,057	107,607	122,092	128,162	101,435	112,180	82,974	45,732
Convertible debentures	88,814	87,765	87,539	85,300	81,830	93,842	98,742	102,920
Total long-term debt, including
current portion	—	—	—	39,040	15,224	17,097	16,885	31,878
Debt-to-funds flow ratio**	0.6	0.6	0.6	0.8	0.6	0.7	0.8	1.0
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2014, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at June 30, 2014;

•
Reported net earnings of $26.2 million, which includes the $9.3 million reverse termination fee received from Caracal Energy Inc. ("Caracal") upon termination of the arrangement agreement between TransGlobe and Caracal and $2.0 million in an unrealized gain on the convertible debenture;

•	Experienced a decrease in oil sales compared to Q1-2014 and Q2-2013 primarily as a result of decreased sales volumes, which was partially offset by increased oil prices;

•
Achieved funds flow from operations of $43.2 million, which represents a significant increase from both the prior quarter and Q2-2013. Funds flow from operations is elevated in the current quarter due to the receipt of the reverse termination fee from Caracal in the amount of $9.3 million;

•
Experienced an increase in cash flow from operating activities as compared to Q1-2014, which is mostly due to the reverse termination fee received from Caracal along with higher collections on accounts receivable balances;

•	Spent $17.5 million on capital programs, which was funded entirely with funds flow from operations and cash on hand; and

•	Paid a special dividend of $0.10/share and a quarterly dividend of $0.05/share during the second quarter of 2014.

4	Q2-2014

2014 TO 2013 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2013 net earnings	10,397	0.14
Cash items
Volume variance	(17,843)	(0.23)	(171)
Price variance	9,405	0.12	90
Royalties	8,255	0.11	79
Expenses:
Production and operating	(1,496)	(0.02)	(14)
Cash general and administrative	85	—	1
Exploration	(156)	—	(2)
Current income taxes	2,939	0.04	28
Realized foreign exchange gain (loss)	(43)	—	—
Interest on long-term debt	350	—	3
Other income	9,152	0.12	88
Total cash items variance	10,648	0.14	102
Non-cash items
Unrealized foreign exchange gain	(5,288)	(0.07)	(51)
Depletion, depreciation and amortization	(173)	—	(2)
Unrealized gain (loss) on financial instruments	(7,105)	(0.09)	(68)
Impairment loss	19,710	0.26	190
Stock-based compensation	(610)	(0.01)	(6)
Deferred income taxes	(1,384)	(0.02)	(13)
Amortization of deferred financing costs	4	—	—
Total non-cash items variance	5,154	0.07	50
Q2-2014 net earnings	26,199	0.35	152
* Diluted earnings per share for Q2-2013 is presented prior to the dilutive effect of the convertible debentures in that period.
Net earnings increased to $26.2 million in Q2-2014 compared to $10.4 million in Q2-2013. The earnings impact of decreased volumes was almost completely offset by increased prices and reduced royalty costs. The largest earnings variance item from Q2-2013 to Q2-2014 relates to the impairment loss recorded on the Company's South Mariut assets in Q2-2013 in the amount of $19.7 million, for which there was no corresponding impairment loss recorded in Q2-2014. The reverse termination fee received from Caracal in the amount of $9.3 million (included in other income) also created a positive earnings variance from Q2-2013 to Q2-2014. Partially offsetting these positive earnings variances was a decrease in the mark-to-market gain on convertible debentures along with a foreign exchange loss of $3.1 million in Q2-2014 compared to a gain of $2.2 million in Q2-2013.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014		2013
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	108.95	108.18	109.27	110.27	102.44
U.S./Canadian Dollar average exchange rate	1.091	1.103	1.050	1.039	1.023

The price of Dated Brent oil averaged 1% higher in Q2-2014 compared with Q1-2014. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

Q2-2014	5

Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government. The Company is in continual discussions with the Egyptian Government to improve the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first six months of 2014, the Company collected $74.5 million in accounts receivable from the Egyptian Government.
The Egyptian government recently implemented higher gasoline, diesel and natural gas prices, effectively reducing the subsidies carried by the government. These price increases are expected to have a material impact on Egypt’s current budget deficit and are also expected to enable the Egyptian government to make more timely payments for its purchases of oil and gas from international oil companies. Given the political sensitivity of the reduction of fuel subsidies, it is extremely encouraging to see the Egyptian Government take decisive action in this regard. The fact that the newly formed government is willing to take actions that may not be popular from a political perspective to improve the Egyptian economy is viewed as very positive by TransGlobe.

In an effort to expand the Company’s exploration opportunities in Egypt, TransGlobe submitted a bid on a single exploration block on July 3, 2014 in the EGPC bid round. It is expected that the blocks will be awarded to successful bidders during this year.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Egypt	15,956	18,111	16,619	17,890
Yemen	156	306	464	319
Total Company	16,112	18,417	17,083	18,209

Sales Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Egypt	15,956	18,111	16,619	17,890
Yemen	529	428	585	335
Total Company	16,485	18,539	17,204	18,225

Netback
Consolidated

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	297,348	95.49	312,561	94.75
Royalties	142,942	45.90	156,972	47.59
Current taxes	37,997	12.20	44,116	13.37
Production and operating expenses	38,603	12.40	32,061	9.72
Netback	77,806	24.99	79,412	24.07

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	144,209	96.14	152,646	90.48
Royalties	68,169	45.44	76,423	45.30
Current taxes	18,103	12.07	21,042	12.47
Production and operating expenses	19,025	12.68	17,529	10.39
Netback	38,912	25.95	37,652	22.32

6	Q2-2014

Egypt

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	285,963	95.07	306,034	94.51
Royalties	139,721	46.45	154,496	47.71
Current taxes	37,153	12.35	43,326	13.38
Production and operating expenses	32,292	10.74	28,081	8.67
Netback	76,797	25.53	80,131	24.75

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	139,020	95.74	148,545	90.13
Royalties	66,699	45.94	74,852	45.42
Current taxes	17,718	12.20	20,536	12.46
Production and operating expenses	15,985	11.01	15,350	9.31
Netback	38,618	26.59	37,807	22.94
The netback per Bbl in Egypt increased 16% and 3%, respectively, in the three and six months ended June 30, 2014 compared with the same periods of 2013. The main driver of the increased netbacks was the effect of a 6% and 1% increase in realized oil prices, respectively, in the three and six months ended June 30, 2014 compared with the same periods of 2013. Production and operating expenses increased by $1.70/Bbl and $2.07/Bbl, respectively, which was principally a result of increased well servicing costs relating to faulty progressive cavity pumps at West Gharib, along with increased costs at West Bakr associated with replacing pump jacks that are at the end of their life cycles. The increase in production and operating expenses resulted in a decrease in the amount of royalties and current taxes as a percentage of revenue per Bbl for the three and six months ended June 30, 2014 as compared to the same periods in 2013. Total government take (royalties and current taxes) as a percentage of revenue was 61% and 62%, respectively, for the three and six months ended June 30, 2014 compared with 64% and 65%, respectively, for the same periods of 2013.
The average selling price during the three months ended June 30, 2014 was $95.74/Bbl, which represents a gravity/quality adjustment of approximately $13.21/Bbl to the average Dated Brent oil price for the period of $108.95/Bbl.

Yemen

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	11,385	107.52	6,527	107.64
Royalties	3,221	30.42	2,476	40.83
Current taxes	844	7.97	790	13.03
Production and operating expenses	6,311	59.60	3,980	65.64
Netback	1,009	9.53	(719)	(11.86)

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	5,189	107.79	4,101	105.29
Royalties	1,470	30.54	1,571	40.34
Current taxes	385	8.00	506	12.99
Production and operating expenses	3,040	63.15	2,179	55.95
Netback	294	6.10	(155)	(3.99)
In Yemen, the Company experienced netbacks per Bbl of $6.10 and $9.53, respectively, in the three and six months ended June 30, 2014. Production and operating expenses remain at elevated levels on a per Bbl basis in 2014 as a result of production shut-ins on Block S-1 and Block 32 during the first half of the year. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. These operating costs will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 36% in the three and six months ended June 30, 2014, compared with 51% and 50%, respectively, in the same periods of 2013. The reduced government take is the result of the recovery of cost pools that were built up during periods when production was shut-in.

Q2-2014	7

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,708	4.72	12,706	3.85
Stock-based compensation	2,728	0.88	2,562	0.78
Capitalized G&A and overhead recoveries	(3,584)	(1.15)	(1,849)	(0.56)
G&A (net)	13,852	4.45	13,419	4.07

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,898	4.60	5,799	3.44
Stock-based compensation	1,894	1.26	1,284	0.76
Capitalized G&A and overhead recoveries	(1,948)	(1.30)	(764)	(0.45)
G&A (net)	6,844	4.56	6,319	3.75
G&A expenses (net) increased 22% and 9%, respectively, in the three and six months ended June 30, 2014 compared with the same periods in 2013. G&A (gross) was elevated in the three and six months ended June 30, 2014 mostly due to an increase in banking fees associated with the letters of credit ($60.2 million) required to backstop the Company's financial commitments under the PSCs that were ratified in late 2013 in Egypt. These banking fees were capitalized in their respective concessions, which is the reason for the increased capitalized G&A. Stock-based compensation has increased in both the three and six months periods ended June 30, 2014 compared to the same periods in 2013 mostly as a result of the issuance of restricted share units, performance share units and deferred share units during Q2-2014.

FINANCE COSTS
Finance costs for the three and six months ended June 30, 2014 were $1.9 million and $3.8 million, respectively (2013 - $2.2 million and $4.4 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2014 were $1.3 million and $2.6 million, respectively (2013 - $1.4 million and $2.9 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility thus far in 2014 as compared to 2013.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Interest expense	$1,579	$1,929	$3,195	$3,869
Amortization of deferred financing costs	279	283	555	545
Finance costs	$1,858	$2,212	$3,750	$4,414
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2014 (June 30, 2013 - $18.5 million). The term of the facility extends to December 31, 2017 and the borrowing base is currently $100.0 million. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn or utilized under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.89 per common share. Under certain circumstances the debentures may also be redeemed by the Company. The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

8	Q2-2014

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	24,030	7.99	22,430	6.93
Yemen	1,150	10.86	634	10.46
Corporate	218	—	176	—
	25,398	8.16	23,240	7.05

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,660	8.03	11,540	7.00
Yemen	448	9.31	432	11.09
Corporate	125	—	88	—
	12,233	8.15	12,060	7.15
In Egypt, DD&A increased 15% on a per Bbl basis for the three and six month periods ended June 30, 2014 compared to the same periods in 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt along with increased future capital costs at West Bakr.
In Yemen, DD&A decreased 16% on a per Bbl basis for the three months ended June 30, 2014 and remained relatively consistent on a per Bbl basis for the six months ended June 30, 2014 compared to the same periods in 2013. The decrease in the three month period ended June 30, 2014 is mostly due to the fact that Block S-1 recorded sales during the second quarter of 2014 and did not during the second quarter of 2013. Block S-1 carries a lower depletion rate on a per Bbl basis than Block 32 and therefore caused a decrease in the consolidated Yemen depletion rate for the three months ended June 30, 2014.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2014	2013
Egypt	30,445	36,093
Yemen	984	1,377
Corporate	426	18
Total	31,855	37,488

In Egypt, total capital expenditures in the first six months of 2014 were $30.4 million (2013 - $36.1 million). During the first six months of the year, the Company drilled seven wells at West Gharib (four oil wells and one dry hole at Arta, one oil well at East Arta, and one oil well at Hana). The Company also drilled six oil wells at West Bakr and two oil wells and one dry hole at East Ghazalat.

OUTSTANDING SHARE DATA
As at June 30, 2014, the Company had 74,931,494 common shares issued and outstanding and 6,467,467 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,467,467 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at June 30, 2014 (December 31, 2013 - 0.6). This is within the Company’s internal guidance of no more than 2.0 times.

Q2-2014	9

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2014 and 2013:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2014	2013
Cash sourced
Funds flow from operations*	75,672	68,892
Exercise of stock options	1,606	500
	77,278	69,392
Cash used
Capital expenditures	31,855	37,488
Dividends paid	11,229	—
Deferred financing costs	—	2,205
Transfer to restricted cash	1	1
Finance costs	4,056	3,558
Other	639	1,517
	47,780	44,769
	29,498	24,623
Changes in non-cash working capital	(41,533)	(6,162)
Increase in cash and cash equivalents	(12,035)	18,461
Cash and cash equivalents – beginning of period	122,092	82,974
Cash and cash equivalents – end of period	110,057	101,435
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by cash generated by operating activities. The Company expects to fund its 2014 exploration and development program of $100.0 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2014, the Company had working capital of $271.5 million (December 31, 2013 - $242.0 million). The increase to working capital in Q2-2014 is principally the result of an increase in accounts receivable combined with a decrease in accounts payable, which was partially offset by a decrease in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2014, TransGlobe had $100.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.2 million of the facility in the form of letters of credit.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	32,753	32,753	—	—	—
liabilities
Convertible debentures	Yes-Liability	88,814	—	88,814	—	—
Office, equipment and drilling rig leases	No	19,638	13,870	2,571	1,964	1,233
Minimum work commitments[3]	No	60,988	750	60,238	—	—
Total		202,193	47,373	151,623	1,964	1,233

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2014 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office, equipment and drilling rig leases.

10	Q2-2014

Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2014.

CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q2-2014	11